UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Calle La Colonia N° 150,
Urb. El Vivero - Santiago de Surco
Telf: 317-6000

Lima, May 16, 2012
GL- 241/2012

Messrs.
SUPERINTENDENCIA DEL
MERCADO DE VALORES – SMV

Ladies and Gentleman:

With regard to our letter GL-228/2012 issued as a Material Event on May 9, 2012 and pursuant to Article 28 of the Securities Market Law and CONASEV Resolution Nº 107-2002-EF-94.10, we hereby comply to inform, as a Material Event, that in accordance with the Board of Directors resolutions adopted at the meeting held on February 7, 2012, today we realized the exchange of the Provisional Share Certificates that represent the Common Shares issued for Definitive Share Certificates.

In this regard, the results of the aforementioned exchange were as follows:

-         Provisional Share Certificates presented for exchange:

PROVISIONAL SHARES CERTIFICATES	HOLDER	NUMBER OF SHARES	NOMINAL VALUE
000001	JPMORGAN CHASE BANK N.A. FBO HOLDERS OF ADRS	100,000,000	S/. 1.00
000002	JPMORGAN CHASE BANK N.A. FBO HOLDERS OF ADRS	11,484,000	S/. 1.00

-         Definitive Share Certificates issued:

DEFINITIVE SHARES CERTIFICATES	HOLDER	NUMBER OF SHARES	NOMINAL VALUE
04 009374	JPMORGAN CHASE BANK N.A. FBO HOLDERS OF ADRS	100,000,000	S/. 1.00
04 009375	JPMORGAN CHASE BANK N.A. FBO HOLDERS OF ADRS	11,484,000	S/. 1.00

Truly yours,

CEMENTOS PACASMAYO S.A.A.

By: /s/ Carlos Molinelli Mateo
Stock Market Representative

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

		By:	/s/ Carlos Jose Molinelli Mateo
		Name:	Carlos Jose Molinelli Mateo
		Title:	Stock Market Representative

Dated:	May 16, 2012